Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Registration Statement:

333-142669

Subject Company: Alcan Inc.

Commission File No.:

001-03677

A registration statement relating to the securities proposed to be issued in the Offer (as defined below) has been filed with the Securities and Exchange Commission but has not yet become effective. Such securities may not be issued nor may offers to receive such securities be accepted prior to the time the registration statement becomes effective. This announcement is neither an offer to purchase nor the solicitation of an offer to sell Alcan Common Shares (as defined below). The Offer is being made solely by the Offer to Purchase (as defined below) and Circular (as defined below) dated as of May 7, 2007 and the related Letter of Transmittal (as defined below), as they may be amended or supplemented from time to time, and is being made to holders of Alcan Common Shares. While the Offer is being made to all holders of Alcan Common Shares, the Offer is not being made nor will deposits be accepted in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Offerors (as defined below) may, in their discretion, take such action as they may deem necessary to make the Offer in any jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offerors by Citigroup Global Markets Inc., Goldman, Sachs & Co. and BMO Nesbitt Burns, Inc. (“BMO Capital Markets”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All of the Outstanding Common Shares

of

Alcan Inc.

for

U.S.$58.60 net per share in cash and

0.4108 of a share of Alcoa Common Stock

by

Alcoa Holdco Canada ULC

A wholly-owned subsidiary of Alcoa Inc.

and

Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa (“Alcoa Holdco Canada” and, together with Alcoa, the “Offerors”), are offering to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase, which includes the Circular, dated as of May 7, 2007 (the “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”), each issued and outstanding common share of Alcan Inc., a corporation organized under the laws of Canada (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement, for U.S.$58.60 (equivalent to Cdn$64.86 based on the May 4, 2007 Bank of Canada Noon Rate) net per share in cash (less any applicable withholding taxes and without interest), plus 0.4108 of a share of Alcoa Common Stock, par value $1.00 per share (the “Alcoa Common Shares”) (collectively, the “Offer Consideration”).

The Offer, which is subject to certain terms and conditions, is set forth in the Offer to Purchase and related Circular, a copy of which has been filed with the securities regulatory authorities in Canada and with the U.S. Securities and Exchange Commission and which is available through the Internet at www.sedar.com and www.sec.gov, respectively.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M., EASTERN DAYLIGHT SAVING TIME,

ON JULY 10, 2007, UNLESS EXTENDED OR WITHDRAWN BY THE OFFERORS.

The Offer is subject to certain conditions, including, without limitation, there having been properly deposited under the Offer and not withdrawn at the expiration time that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by Alcoa or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer. The conditions of the Offer are set forth in the section of the Offer to Purchase entitled “Offer—Conditions of the Offer.” Subject to applicable law, the Offerors reserve the right to withdraw the Offer and to not take up and pay for any Alcan Common Shares deposited pursuant to the Offer unless each of the conditions of the Offer is satisfied or waived by the Offerors at or immediately prior to the expiration time. The Offer is not conditioned upon the Offerors’ entering into any financing arrangements and is not subject to any financing condition.

The Offerors believe that the Offer constitutes a “Permitted Bid” under the Shareholder Rights Agreement.

The Alcan Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the stock symbol “AL” and the Alcoa Common Shares are listed for trading on the NYSE under the stock symbol “AA.” On May 4, 2007, the last trading date prior to the date of the announcement of the Offer, the closing price per Alcoa Common Share as reported on the NYSE was U.S.$35.66 and the closing price per Alcan Common Share as reported on the TSX and the NYSE was Cdn$61.03 and U.S.$67.55, respectively. The implied value of the Offer Consideration that an Alcan shareholder would have received in the Offer assuming that Alcan Common Shares deposited in the Offer had been taken up on May 4, 2007 is U.S.$73.25, equivalent to Cdn$81.08 based on the May 4, 2007 Bank of Canada Noon Rate. The value of the Offer will change as the market price of Alcoa Common Shares fluctuates during the Offer period and thereafter, and may therefore be different from the prices set forth above at the expiration of the Offer period and at the time you receive your shares of Alcoa Common Shares. Please see the section of the Offer to Purchase entitled “Risk Factors” for, among other things, the effect of fluctuations in the market price of Alcoa Common Shares. You are encouraged to obtain current market quotations for Alcoa Common Shares and Alcan Common Shares prior to making any decision with respect to the Offer.

Alcan shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Alcan Common Shares directly with Computershare Investor Services Inc. (the “Depositary”) or if they make use of the services of Citigroup Global Markets Inc. or Goldman, Sachs & Co., as Dealer Managers in the U.S., or BMO Capital Markets, in Canada, as Dealer Manager in Canada, to accept the Offer. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply.

The Offerors intend to pay the cash consideration in the Offer using cash on hand and financing under a committed loan facility to be provided by Citigroup Global Markets Inc. and Goldman Sachs Credit Partners L.P., as joint lead arrangers and book running managers, pursuant to the terms and conditions of a binding commitment letter. See the section in the Offer to Purchase entitled “Source and Amount of Funds” for a description of the Offerors’ financing arrangements.

The Offerors are making the Offer to acquire all the outstanding Alcan Common Shares. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offerors will, subject to applicable law, acquire, directly or indirectly, all outstanding Alcan Common Shares not deposited under the Offer by way of a subsequent acquisition transaction. The terms of any such subsequent acquisition transaction will provide that each issued and outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), all Alcan Common Shares that have been properly deposited and not withdrawn will be required to be taken up and paid for promptly following the expiration time. All Alcan Common Shares taken up under the Offer will be paid for promptly and, in any event, within three business days after having been taken up. Under Canadian law, the Offerors must take up and pay for all Alcan Common Shares that have been properly deposited and not withdrawn not later than 10 days after the expiration time. Any Alcan Common Shares deposited during the Subsequent Offering Period (as defined below) will be taken up immediately and paid for promptly. For purposes of the Offer, the Offerors will be deemed to have accepted for purchase (and thereby purchased) Alcan Common Shares validly deposited under the Offer and not properly withdrawn if, as and when the Offerors give written notice or other communication to the Depositary to that effect and as required by applicable law. The Offer may be accepted by delivering to the Depositary at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time: (1) the certificate or certificates representing the Alcan Common Shares; (2) a Letter of Transmittal in the form accompanying the Offer (or a manually-signed facsimile copy thereof), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal; and (3) any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal. Payment will also be made for Alcan Common Shares deposited and taken up pursuant to the Offer if the Offer is accepted by following the procedures for book-entry transfer established by the Canadian Depositary for Securities Limited (“CDS”), provided that a book-entry confirmation through CDSX is received by the Depositary at its offices specified in the Letter of Transmittal prior to the expiration time of the Offer, or by following the procedures for book-entry transfer established by The Depository Trust Company (“DTC”), provided that a book-entry confirmation, together with an agent’s message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its offices specified in the Letter of Transmittal prior to the expiration time of the Offer.

To the extent legally permissible, the Offerors reserve the right, subject to certain exceptions described in the Offer to Purchase, at any time and from time to time to extend the Offer, withdraw the Offer or to vary or change the terms of the Offer by giving written notice or other communication (confirmed in writing) of such extension, withdrawal or variation to the Depositary, and by causing the Depositary, if required by law, to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section of the Offer to Purchase entitled “Offer—Notice” to all Alcan shareholders. Alcoa will make a public announcement of such extension, withdrawal or variation on behalf of the Offerors as soon as possible after giving notice of an extension, withdrawal or variation to the Depositary (and in the case of an extension of the Offer, no later than 9:00 a.m. Eastern Daylight Saving Time on the earlier of (i) the next business day after the extension and (ii) the next business day after the expiration time) and provide a copy of the notice to the NYSE and the TSX. Any notice of extension, withdrawal or variation will be deemed to have been given and to be effective on the day it is delivered or otherwise communicated in writing to the Depositary. Notwithstanding the foregoing, the Offer may not be extended, withdrawn, varied or changed by the Offerors if all the conditions of the Offer, except those waived by the Offerors, have been satisfied at or immediately prior to the expiration time.

In the event that the Offerors take up Alcan Common Shares deposited under the Offer, the Offerors will publicly announce and make available a Subsequent Offering Period (a “Subsequent Offering Period”) pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which shall expire no earlier than 10 business days (as defined under the Shareholder Rights Agreement) after the date of such announcement and during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time beginning on the next business day after the expiration time during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the Offer is extended, following the satisfaction or waiver of all conditions of the Offer and the take up of all Alcan Common Shares then deposited under the Offer and prior to the expiration time, and during which period Alcan shareholders may deposit Alcan Common Shares not deposited prior to the commencement of the Subsequent Offering Period with respect to the Offer. The same consideration will be paid to Alcan shareholders depositing Alcan Common Shares during the Subsequent Offering Period as would have been paid prior to the commencement of such period. The Offerors will permit withdrawal of Alcan Common Shares deposited during the Subsequent Offering Period, at any time prior to the expiration of such Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offerors prior to the Subsequent Offering Period. Under applicable Canadian securities laws, a Subsequent Offering Period must be open for at least 10 calendar days. Pursuant to Rule 14d-11 under the Exchange Act, a Subsequent Offering Period must have a duration of at least three business days and no more than 20 business days.

Alcan Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing shareholder (unless otherwise required or permitted by applicable law) (i) at any time before the time Alcan Common Shares are taken up and paid for under the Offer, (ii) during the Subsequent Offering Period (provided, however that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offerors prior to the Subsequent Offering Period) or (iii) in certain other circumstances as described in the section of the Offer to Purchase entitled “Offer—Right to Withdraw”.

Notice of withdrawal of deposited Shares must (i) be made by a method that provides the Depositary with a written or printed copy of such notice; (ii) be made by or on behalf of the depositing shareholder; (iii) be signed by or on behalf of the depositing shareholder; (iv) specify such shareholder’s identity, the number of Alcan Common Shares to be withdrawn, and the name of the registered shareholder of the Alcan Common Shares being withdrawn; and (v) be actually received by the Depositary within the applicable time limits set forth in the Offer to Purchase. If certificates evidencing the Alcan Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless the notice of withdrawal is signed by the registered owner of such Alcan Common Shares or such Alcan Common Shares have been deposited by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Alcan Common Shares have been deposited pursuant to the procedures for book-entry transfer as described in the section of the Offer to Purchase entitled “Offer—Manner of Acceptance”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Alcan Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

Alcoa shall determine all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including time of receipt) of any acceptance of the Offer and any withdrawal of Alcan Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Alcan Common Shares or notice of withdrawal of Alcan Common Shares, and the due completion and execution of the Letter of Transmittal or Notice of Guaranteed Delivery, and such determination will be final and binding for all purposes. There will be no obligation on the Offerors, the Dealer Managers, the Information Agent or the Depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.

The receipt of Alcoa Common Shares and cash in the Offer generally will be a taxable transaction for Canadian and United States federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer and any subsequent acquisition transaction to them.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

A request is being made to Alcan for the use of Alcan’s shareholders lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by Alcan with this request, this Offer to Purchase, the Letter of Transmittal and all other relevant materials will be mailed to registered holders of Alcan Common Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Alcan’s shareholders lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Alcan Common Shares by the Offerors or, if the Offerors so elect, the materials will be mailed by Alcan.

The information contained in this advertisement is a summary only. The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or any of the Dealer Managers at their telephone numbers, in each case, as set forth below. Requests for additional copies of the Offer to Purchase, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent and copies will be furnished promptly at Offerors’ expense. Alcan shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885 (English)

                        (888) 405-1217 (French)

E-mail: alcan@mackenziepartners.com

The Dealer Managers for the Offer are:

In Canada:	In the U.S.:

BMO Nesbitt Burns Inc.	Citigroup Global Markets Inc.	Goldman, Sachs & Co.
100 King Street West	388 Greenwich Street	85 Broad Street
Toronto, Ontario	New York, New York 10013	New York, New York 10004
M5X 1H3	Toll Free: (800) 956-2133	Toll Free: (800) 323-5678
Toll Free: (866) 638-5886		Call Collect: (212) 902-1000

May 8, 2007